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Exhibit 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended April 1,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006

(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 2,511	$ 14,243	$ 8,946	$ 7,506	$ 7,919	$ 6,628
Fixed charges	128	792	422	513	524	271
Less:
Capitalized interest, net	—	(1)	(4)	(7)	(12)	(10)
Equity (income) loss, net of dividends	(92)	(671)	(359)	1,128	(452)	124

Adjusted earnings	$ 2,547	$ 14,363	$ 9,005	$ 9,140	$ 7,979	$ 7,013

FIXED CHARGES:
Gross interest incurred	$ 113	$ 734	$ 359	$ 445	$ 468	$ 230
Interest portion of rent expense	15	58	63	68	56	41

Total fixed charges	$ 128	$ 792	$ 422	$ 513	$ 524	$ 271

Ratios of earnings to fixed charges	19.9	18.1	21.3	17.8	15.2	25.9

As of April 1, 2011, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain VIEs, in the amount of approximately $649 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.

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  Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES